

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

NO ACT
PE 5-11-2007


07068091

June 18, 2007

William J. Mostyn III
Deputy General Counsel and
Corporate Secretary
Bank of America Corporation
NC1-002-29-01
101 S. Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/18/2007

Re: Bank of America Corporation
Incoming letter dated May 11, 2007

Dear Mr. Mostyn:

This is in response to your letter dated May 11, 2007 concerning the shareholder proposal submitted to Bank of America by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Jennings Crapo
PO Box 400151
Cambridge, MA 02140-0002



William J. Mostyn III
Deputy General Counsel and
Corporate Secretary

May 11, 2007

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by John Jennings Crapo

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal and supporting statement dated April 7, 2007 (the "Proposal") from John Jennings Crapo (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Proposal is handwritten and, in some instances, illegible. For your convenience, a good faith transcription is attached as **Exhibit B** hereto. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2008 Annual Meeting for the reasons set forth herein.

GENERAL

The 2008 Annual Meeting is scheduled to be held on or about April 24, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 1, 2008 and to commence mailing to its stockholders on or about such date.

Tel: 704.386.5083 · Fax: 704.386.1670
william.mostyn@bankofamerica.com

Bank of America, NC1-002-29-01
101 S. Tryon Street, Charlotte

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors provide a report "concerning the thinking of the Directors concerning representative payees." The report should include the "standards for selection of these important people."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(4), Rule 14a-8(i)(5) and Rule 14a-8(i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other stockholders at large. The Proposal may be excluded pursuant to Rule 14a-8(i)(5) because it is not economically or otherwise significantly related to the business of the Corporation. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because (assuming it was applicable, as discussed further below) it deals with a matter relating to the Corporation's ordinary business operations.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

Rule 14a-8(i)(3) also permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006) ("*Bank of America I*"); *Sara Lee Corporation* (March 31, 2004) ("*Sara Lee*"); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001).

The Proposal is false and misleading in violation of Rule 14a-9. Neither the Corporation nor its board of directors is involved in the selection of representative payees for its customers. The Proposal falsely assumes this to be the case. The Proposal requests a report from the board of directors regarding its representative payee selection process, criteria and retention policies. A "representative payee" is an individual or organization that receives benefits (such as Social Security and other benefit payments) for someone who cannot manage or direct the management of his/her money.[1] Representative payees are expected to use the funds for the current and foreseeable needs of the beneficiary and save any remaining funds for the beneficiary's future use. Generally, minor children and legally incompetent adults have representative payees appointed. Representative payees are typically relatives or friends, if available, but may also be appointed by court order or by a federal or state agency (such as the Social Security Administration or a parallel state agency that provides health and human services). In addition, representative payees are generally regulated by the federal and/or state agency from which they are receiving benefits on behalf of a beneficiary. Whether or not a beneficiary (or his/her representative payee) chooses to bank with the Corporation, neither the Corporation nor its board of directors is involved in the selection, retention or regulation of representative payees. Accordingly, the Proposal is false and misleading because it is factually inaccurate and based on a false assumption.

In addition, the Proposal is vague and indefinite. The Proposal seeks a report regarding the "thinking of Directors concerning representative payees." The Proposal also request the criteria for the selection and retention of representative payees. The Proposal does not provide any further clarification of what is intended by the "thinking" of directors. As noted above, since neither the Corporation nor its board of directors is responsible for the selection or retention of representative payees, the Proposal is inapplicable to the Corporation. As a result, neither the Corporation nor stockholders voting on the Proposal would be able to determine with reasonable certainty exactly what action or measures would be required in the event the Proposal was adopted. In addition, the supporting statement is rambling and generally irrelevant to the subject matter of the Proposal. The supporting statement discusses the housing conditions of the Proponent and the staff that works at

[1] For general information regarding representative payees, see the Social Security Administration website at http://www.ssa.gov/payee/faqrep.htm or the North Carolina Department of Health and Human Services' website at http://info.dhhs.state.nc.us/olm/manuals/doa/gs/man/.

his resident home. Taken as a whole, the Proposal and supporting statement are anything but "clearly presented." The Proposal makes statements as if they were factually correct-- that the board of directors is responsible for the selection and retention of representative payees-- but are in fact incorrect.

Based on the foregoing, the Corporation believes that the Proposal and supporting statement are contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal under Rule 14a-8(i)(4) because it relates to a personal interest of the Proponent that is not shared by other shareholders at large.

Rule 14a-8(i)(4) permits the exclusion of shareholder proposals that are: (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareholders at large do not share. *See Sara Lee Corporation* (August 10, 2001); *KeyCorp* (February 22, 2001); *Chittenden Corporation* (January 2, 2001) and *The Dow Chemical Company* (March 5, 2003). The Proposal qualifies both as a personal grievance against the Corporation and as an attempt by the Proponent to obtain a personal benefit that will not be shared with other Stockholders of the Corporation. The Proponent is upset with the Corporation because he believes that the Corporation is not adequately selecting representative payees, including presumably, his own.

The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *Exchange Act Release 34-20091* (August 16, 1983). As explained below, the Proposal "is an abuse of the security holder proposal process" designed to pursue the Proponent's personal grievances and personal interests without producing any benefit for other shareholders at large. The cost and time involved in dealing with the Proposal is therefore a disservice to the interests of the issuer and its security holders at large." *Exchange Act Release 34-19135* (October 14, 1982).

The Proposal clearly relates to the Proponent's personal situation. The supporting statement indicates that the Proponent lives at a "homeless men's shelter at Boston, Massachusetts with a census of four hundred (400) men." Based on the supporting statement, it appears that the Proponent has a representative payee to assist him with his daily financial and other needs, possibly an employee of his resident facility. The Proponent complains that he "knows nothing as to qualifications of staff there who manage the place. Same goes for the Directors of said [facility] who are the ones direct the place." The balance of the supporting statement questions the ability and integrity of the persons that are acting as representative payee. The Proposal is clearly unique to the Proponent and is not relevant to shareholders at large.

The Proposal is (i) related to the redress of a personal claim or grievance and (ii) designed to result further a personal interest of the Proponent, which other Stockholders of the Corporation at large do not share. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(4).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(5) because The Proposal is not significantly related to the business of the Corporation

Rule 14a-8(i)(5) permits exclusion of a proposal which relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year and (iv) is not otherwise significantly related to the company's business. *See Merck & Co., Inc.* (January 4, 2006); *The Proctor & Gamble Company* (August 11, 2003); and *Hewlett-Packard Company* (January 7, 2003) ("*HPC*").

As discussed above, neither the Corporation nor its board of directors is involved in the selection, retention or regulation of representative payees. The Corporation has no assets related to, and generates no earnings or revenues from representative payee related matters. In addition, representative payee appointments are not otherwise significantly related to the Corporation's business and the Corporation has no control over and does not regulate the appointment and retention of representative payees.

The Corporation clearly satisfies the economic tests of Rule 14a-8(i)(5) and the policy issue raised by the Proposal, the selection and retention of representative payees is not significant, and in fact is not in any way related, to the Corporation's business. Rather, the Proposal only addresses the personal concerns of the Proponent. For the reasons set forth above, the Corporation believes the Proposal may be omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(5).

4. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of the ordinary business operations of the company. As discussed above, the Proposal is inapplicable to the Corporation. However, the Proposal can generally be viewed as related to customer service. The Proposal deals with the appointment of persons to assist individuals that need help conducting their daily affairs. The Division has consistently found matters related to customer service to be excludable under 14a-8(i)(7) because they constitute the day-to-day ordinary business of the Corporation. *See also BellSouth Corporation* (January 9, 2003); *Verizon Communications Inc.* (January 9, 2003); *Wal-Mart Stores, Inc.* (March 27, 2001); and *Deere & Company* (November 30, 2000).

The Proposal, if applicable, addresses the Corporation's customer relations and raises no significant policy issues. The Corporation believes that it is clear that the Proposal addresses ordinary business matters that are part of the day-to day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2008 Annual Meeting based on Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704·386·5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



William J. Mostyn III
Deputy General Counsel
and Corporate Secretary

cc: John Jennings Crapo

EXHIBIT A

J. J. CRAPO. Homeless Bnk of
Am. Stockholder. Terminated CSW
PO Box 400151
Cambridge MA 02140-0002
page one(01) of five(05) pp

07 APRIL 2007

Via Certified Mail
return receipt requested

BANK OF AMERICA CORP
Attn Please
CORPORATION SECRETARY
101 S TRYON STREET
NC1-002-29-01
CHARLOTTE NC 28255.

RE SUBMISSION shareholder proposal to BANK OF AMERICA shareholder meeting of assembled shareholders and proxies convened as a stockholder meeting - FOR the succeeding said meeting FOLLOWING the closure of the 2007th Calendar year annual meeting of shareholders of Bank of America but in the event there IS NO special meeting of shareholders and proxies meeting as an assembled meeting of shareholders proponent MR Crapo present the shareholder proposal at the Annual Meeting of Shareholders of the calendar year 2008.

Proponent has been a shareholder long time of this corporation & some of its predecessors. Has introduced & presented shareholder proposal at many national publicly held corporations. of this corporation he has enough shares of sufficient market value to comply with Security & Exchange Commission ("Commission") Laws, rules and regulations in the introduction of shareholder proposals. He plans to continue to own his shares in this

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corporation ("Corp") until thirteen (13) minutes after the close of the shareholder meeting in question.

Dear Mister/MADAM Secretary

IT IS REQUESTED That the BANK of AMERICA CORP BOARD OF DIRECTORS ("Directors") provide us WITH A report in the Proxy statement at the Stockholder meeting which shall take place next following this shareholder meeting concerning the thinking of the Directors concerning reprepresentative payees. We wish the report be complete. We WANT to know the standards for selection of these important people, there their retention in those roles

Supporting statement

shareholder proponent does not wish this to interfere in ordinary business of the corporation but the proponent who has introduced, presented and submitted shareholder proposals to National Corporations and divers other companies, and has been sincere at these undertakings and done so at his own expense

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believes there are compelling reasons That we understand further the thinking of our directors and of them individually as directors. Directors set the policy

Proponent himself is a terminated LCSW (Licensed Certified Social Worker) and lives at a homeless men's shelter at Boston Massachusetts. with a census four hundred (400) men - where he has very little information as to how these selections are made - of representative payees. a population of substance abusers, alcoholics, chronic smokers, homeless, disabled, unemployed and other such persons is the composition of the Pine INN STREET INN, at 444 HARRISON Avenue; He knows Nothing as to qualifications of staff there who manage the place. Same goes for the Directors of said INN who are the ones direct the place.

There are those who are recipients of funds on behalf of people, and persons funds are received by the payees Doesn't know if how that is done is subject to scrutiny AND

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J. J. CRAPO to Bank of America
07 April 2007 page four (4) of 5 pp

by whom and what causes there shall be for failure to do good & honorable service to these people. AND wonders what the reasons are for they being in that situation. He wonders if a person had served persons if they would need a representative payee AND could said payee do an effective job as fiduciary if not having good housing - and wonders what such good housing should be. Then is it correct to nominate someone as trustee, conservator, guardian or other fiduciary simply for the reason of his having housing unfit for human habitation or simply for minimum maintenance of life when that isn't either the province of recipient's beneficiary but rather the failure of the care-takers.

end of supporting statement

proponent includes the completed ballots for the 2007 tax year

J.J. CRAPO. Homeless BANK of
America Stockholder
PO Box 400151
CAMBRIDGE MA 02140-0002

VIA Certified Mail 07 APRIL 2007

return receipt requested

Securities and Exchange Commission
DIVISION OF CORPORATION FINANCE
450 fifth Street NW
Washington DC

RE Shareholder Proposal for BANK of America

Dear Mstr chief counsel

Enclosed IS copy my shareholder proposal and attachments.

Sincerely & briefly

John Jennings Crapo

c.c. to
BANK of America Corporation
attn: please
corporation secretary

J. J. CRAPO to Bnk of America
07April 2007 page five (05) of 5pp.

AND sends a copy of this proposal letter & ballots to the Commission via certified mail return receipt requested

Sincerely & Sobriety

John Jennings Crapo.
Shareholder of record ownership

Exhibits five (05) Proxy Ballots for 25 Apr 2007 ann mtng stockholders printed one side reverse blank

JJC/jjc

EXHIBIT B

Good Faith Translation of Crapo Proposal

IT IS REQUESTED that the Bank of American Corp. Board of Directors ("Directors") provide us with a report in the proxy statement at the Stockholder Meeting which shall take place next following this shareholder meeting concerning the thinking of the Directors concerning representative payees. We wish the report be complete. We want to know the standards for selection of these important people. there their retention in these roles.

Supporting Statement

Shareholder proponent doesn't wish this to interfere in ordinary business of the corporation but the proponent who was introduced presented and submitted shareholder proposals to national corporations and diverse other companies and has been sincere at these undertakings and done so at his own expense believes there are compelling reasons that we understand further the thinking of our directors and of them individually as directors. Directors set the policy.

Proponent himself is a terminated LCSW (Licensed Certified Social Worker) and live at a homeless men's shelter at Boston, Massachusetts with a census of four hundred (400) men. Where he has very little information as to how these selections are made of representative payees. A population of substance abusers, alcoholics, chronic smokers, [illegible], disabled, unemployed and other such persons is the composition of the Pine INN STREET INN at 444 Harrison Avenue. He knows nothing as to qualifications of staff there who manage the place. Same goes for the Directors of said INN who are the ones direct the place.

There are those who are recipients of funds on behalf of people, and persons funds are received by the payees. Doesn't know if how that is done is subject to scrutiny and by whom and what causes there shall be for failure to do good and honorable service to these people. And wonders what the reasons are for they being in that situation. He wonders if a person had [sound housing] if they would need a representative payee and could said payee do an effective job as fiduciary if not having good housing and wonders what such good housing should be then is it correct to nominate someone as trustee, conservator guardian or other fiduciary simply for the reason of his having housing unfit for human habitation or simply for minimum maintenance of life when that isn't written. The province of recipient's beneficiary but rather the failure of the care-takers.

June 18, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated May 11, 2007

The proposal requests a report "concerning the thinking of the Directors concerning representative payees."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the submission from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Tamara M. Brightwell
Special Counsel

END